Exhibit 12.1

HCP, Inc.

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	As Adjusted Three Months Ended March 31,	Year ended December 31,
	2015(1)	2015(1)	2014	2013	2012	2011	2010

RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization:	$116,780	$116,780	$439,742	$435,828	$419,066	$419,336	$288,657
Rental Expense	2,115	2,115	8,407	7,918	6,794	6,186	5,939
Capitalized Interest	1,698	1,698	10,314	13,494	23,360	26,402	21,664

Fixed Charges	$120,593	$120,593	$458,463	$457,240	$449,220	$451,924	$316,260

Earnings:
Pretax Income from Continuing Operations before Noncontrolling Interest and Income from Equity Investees	$(251,181)	$227,283	$893,438	852,015	$745,081	$490,681	$371,172
Add Back Fixed Charges	120,593	120,593	458,463	457,240	449,220	451,924	316,260
Add Distributed Income from Equity Investees	1,159	1,159	5,045	3,989	3,384	3,273	5,373
Less Capitalized Interest	(1,698)	(1,698)	(10,314)	(13,494)	(23,360)	(26,402)	(21,664)
Less Noncontrolling Interest from Subsidiaries without Fixed Charges	(1,745)	(1,745)	(8,780)	(9,338)	(10,954)	(16,466)	(15,517)

Total	$(132,872)	$345,592	$1,337,852	$1,290,412	$1,163,371	$903,010	655,624

Ratio of Earnings to Fixed Charges	—	2.87	2.92	2.82	2.59	2.00	2.07

(1)         Earnings did not cover fixed charges during the three months ended March 31, 2015. The amount of fixed charges during the three months ended March 31, 2015 of $121 million was in excess of earnings by $254 million. Earnings of ($133) million for the three months ended March 31, 2015 included a non-cash impairment charge of $478 million. After adjusting for the non-cash impairment charge, adjusted earnings would have been $345 million and the adjusted ratio of earnings to fixed charges would have been 2.87 during the three months ended March 31, 2015. Without making the adjustment for the non-cash impairment charge, the ratio of earnings to fixed charges during the three months ended March 31, 2015 was (1.10). Adjusted earnings and adjusted ratio of earnings to fixed charges are non-GAAP supplemental financial measures and are not intended as a substitute for their most directly comparable GAAP measures, earnings and the ratio of earnings to fixed charges, respectively. We have provided these non-GAAP supplemental financial measures because we believe they are meaningful to investors as they adjust for a non-cash impairment charge, and accordingly, allow for comparison to prior periods and are indicative of normalized earnings.